1 | Alcon Annual Report 2019

2 | Alcon Annual Report 2019

Alcon is the global leader in eye care, dedicated to helping people see brilliantly. With our 70+ year heritage, we are the largest eye care company in the world – with complementary businesses in Surgical and Vision Care. Being a truly global company, we serve patients in more than 140 countries. We have a long history of industry firsts, and each year we commit a substantial amount in research and development to meet customer needs and patient demands.

Table of Contents

ii Message from the Board Chair
iv Message from the CEO
vi Business Summary
ix Innovation Milestones
x Financial Highlights
xiv Alcon's Strategy
xv Corporate Responsibility

Dear Shareholder,
In 1945, two pharmacists in Fort Worth, Texas, Robert Alexander and William Conner, started a company that would focus on manufacturing and selling products in a relatively new and underserved market at the time: eye care.
They combined the first syllables of their last names to create “Alcon” and spent their early years calling on ophthalmologists around the US, listening to their unique and specific needs and making products to help them treat patients.
As William Conner said, “Our approach is medical specialist-oriented, in that we concentrate our efforts on seeing the needs of patients through the eyes of the specialists who are treating them. By continuing to develop new products to serve these special needs, we feel the marketing opportunities are vast.”
Today, Alcon is the global leader in a $25 billion eye care market, with #1 or #2 positions in every market segment in which we participate.
In April 2019, following our spin-off from Novartis, we started our new chapter as an independent, publicly traded company, trading both on the Swiss SIX Exchange and the New York Stock Exchange.
Alcon’s inclusion in several market indices, including the Swiss SMI, reflects our reputation as a world-class, “blue chip” company and we have received tremendous interest from a diverse global and regional investor base.
Independence also brings greater transparency and accountability to our performance. We have put together a diverse Board of Directors comprised of highly qualified members with wide-ranging expertise in eye care, healthcare, consumer goods, financial services and manufacturing. Our Board recognizes the importance of ESG practices in our role as a corporate citizen. To that end and following a self-evaluation of its first year, the Board decided to create a new Governance and Nomination Committee to specifically address governance and nomination matters with a focus on key environmental and social topics and leading governance practices. We intend to publish our first Corporate Responsibility Report by mid-2020.
We have already assembled an experienced executive management team made up of industry leaders with strong records of accomplishment across medical devices, healthcare and consumer markets.
To provide accountability for Alcon’s performance, we have strengthened our commercial structure by placing greater earnings responsibility across each franchise. We have aligned our compensation incentives with key performance metrics, such as sales, core operating margins, free cash flow, innovation and market share.

ii | Alcon Annual Report 2019

I am proud of what our team has accomplished following spin-off, particularly in the areas of standing up the new company, accelerating our innovation pipeline to grow revenue, and developing the culture to become an agile market leader. Our independence has created tremendous energy among our associates, who can now directly participate in our success. In addition, we delivered solid results in 2019, while laying the foundation for the future growth of New Alcon.
As we look ahead, the vision of our founders is still evident across our company. Our legacy of innovation and singular focus on eye care positions us to create tremendous value for our patients and the eye care professionals who serve them.
For more than 70 years, this wisdom has guided our company and, to this day, it is what inspires our more than 20,000 associates around the world to help people See Brilliantly and deliver long-term, sustainable growth for our shareholders.
Thank you for your continued support and interest in Alcon.
Yours sincerely,

F. Michael Ball Chair

Our Strategic Journey

Fix the foundation	Execute the growth plan Advanced technology intraocular lenses (AT-IOLs) Vitreoretinal Daily disposable contact lenses Dry eye	Deliver leading-edge solutions Accelerate innovation Expand markets and adjacencies New business models

Alcon Annual Report 2019 | iii

Dear Fellow Shareholders,
The eye is our window to the world. More than any other sense, sight helps us perceive the people, places and possibilities all around us. For more than 70 years, Alcon has enjoyed the extraordinary privilege of preserving and restoring vision to millions of people around the world.
Alcon had a monumental year in 2019. Thanks to the passion and dedication of our 20,000+ associates, we accomplished a lot in our first year. This includes:
•    significant progress toward standing up New Alcon as an independent company;
•    12 months of solid performance;
•    the launch of 22 new products, including the US debuts of PANOPTIX and PRECISION1;
•    the refinancing of $2 billion of debt;
•    the multi-year expansion of Alcon’s contact lens manufacturing capacity;
•    the integration of a new intraocular lens platform, new dry eye device and visualization technology following the acquisitions of PowerVision, True Vision and Tear Film Innovations, respectively; and
•    the start of a multi-year transformation journey that paves the way for Alcon’s long-term strategy.
In 2019, we aligned the organization behind three priorities – standing up New Alcon, growing revenue, and focusing on culture – and have made significant progress in each area.
Standing up New Alcon
Since late 2018, we have been preparing Alcon to operate as an independent company, while staying focused on executing our strategy for growth. We primarily completed the commercial implementation of SAP software enterprise-wide, which will create a new level of operational agility at Alcon. We’re expanding our contact lens production capacity, with a new process that enables us to produce contact lenses more efficiently and bring the benefits of premium silicone hydrogel (SiHy) technology to more consumers. We are installing new systems to simplify processes in human resources, regulatory affairs and research and development. Finally, we’re taking steps this year to centralize some of our support functions with a global shared service team.

iv | Alcon Annual Report 2019

Growing Revenue
We’re pleased with our top-line results, which have benefited from improved product flow, marketing and sales support. In 2019, we marked the third consecutive year of constant currency top-line growth. In addition, we delivered two highly anticipated product launches: PANOPTIX, the first and only FDA-approved trifocal intraocular lens in the US, and PRECISION1, our new daily disposable SiHy contact lens. PANOPTIX provides patients with incredible near, intermediate and distance vision, with 80-85%* of patients reporting to be spectacle free post surgery—a remarkable outcome in ophthalmology. Seven years after the debut of DAILIES TOTAL1, which brought the comfort of water gradient technology to contact lens wearers, we're introducing PRECISION1, the newest daily SiHy lens in the market bringing lasting visual performance to an even greater number of people.
These two product launches mark the start of an accelerating cadence of product innovation in ophthalmology and optometry in the coming years. Expect groundbreaking innovations in IOL and contact lens optical designs, next generation surgical equipment and over-the-counter ocular health solutions. Some of these new products will expand the boundaries for eye care, such as the use of 3D visualization technology to address complex retinal disease.
Focusing on culture
Our people have supplied the ideas and customer insights for our products since the beginning and creating the right culture is key to our competitiveness. Being a leading eye care company requires us to be agile and innovative. As such, the organization is rallying around a couple of key behaviors: ownership and accountability and speed and simplicity.

Our associates have already made strides towards faster innovation cycles and effective commercialization of new products. As we will increase our capacity to invest in research and development and sales and marketing, we will create new growth platforms that will further strengthen Alcon’s leadership position.
Driving stakeholder value
Lastly, we are a products company at our core. With our singular focus on eye care, we create value by innovating and addressing the significant opportunities of unmet need. As we restore vision to more people, we will unlock a powerful economic multiplier that delivers social, financial and psychological benefits to society.
We also believe that by making the right capital decisions, we can grow our top-line at a sustainable pace while progressively improving profitability and generating significant cash flow. The improvements we've made during 2019 while successfully undertaking the complex challenges of a spin-off inspire and energize us as we build a bigger, stronger and more exciting Alcon.
Our associates around the world are driven by our desire to help millions of people live their lives to the fullest. Because when you See Brilliantly, you live brilliantly.
Thank you for your continued confidence and trust in Alcon.
Sincerely,

David Endicott Chief Executive Officer
* US FDA registration study (2019)

Alcon Annual Report 2019 | v

The Eye

Poor vision resulting from natural aging, disease or trauma creates profound social and economic costs, and a survey finds that a fear of blindness outranks the loss of memory, hearing or speech. Although it is estimated that 80% of all visual impairments are currently preventable, treatable or curable, there remains substantial unmet need in vision correction across the globe, with approximately 1 billion people living with some form of visual impairment, as well as 70% of the global population needing basic vision correction. An estimated 153 million people around the world have uncorrected refractive errors, 1.7 billion suffer from presbyopia, 352 million live with dry eye, 20 million are blind from treatable cataracts, 93 million have diabetic retinopathy, and 67 million live with glaucoma.

Eye Care: an Attractive Market

We serve a market valued at $25 billion globally, with $10 billion for Surgical and $15 billion for Vision Care*. The demand for eye care is growing in the mid-single digits, driven by demographic, economic and lifestyle changes, as well as innovations that have improved the quality of care, accessibility and treatment of difficult and complex diseases.
The number of people aged 60 years or older is expected to more than double by 2050 to 2.1 billion. Cataract incidence dramatically increases at the age of 65 years, and with the improved efficacy and safety of cataract surgery, more patients are electing for cataract removal before permanent vision loss.
The growth of the middle class in emerging countries, with an estimated 1.5 billion people entering the middle class by 2030, is also driving greater demand for quality eye care.
*    Alcon internal estimates

With increased adoption of, and time spent on, digital devices, younger people are also developing eye conditions such as myopia and digital eye strain at an earlier age, which is leading to new demand for corrective devices.
Governments increasingly recognize the economic benefit of good vision, and with our continued engagement, public and private third-party payors continue to support the improvement of coverage for eye care products and services. Customers are also increasingly embracing new technologies that restore visual acuity over and beyond what is covered by public or private insurance.
These trends create an attractive market opportunity for Alcon to grow and expand.

Business Segments
Surgical Vision Care

Alcon’s Surgical business encompasses implantable intraocular lenses (IOLs), consumables, equipment, services and procedural drops used in performing cataract, retinal and refractive surgery. For cataract patients, vision is obstructed by the formation of a cloudy cataract on an eye’s natural lens, which is surgically removed and replaced by an intraocular lens (IOL) that can restore vision. For vitreoretinal (vit-ret) patients, vision is compromised at the retina, the light-sensitive tissue at the back of the eye. High blood sugar in diabetics, for instance, may cause damage to blood vessels in the retina, leading to swelling, leakage or abnormal growth of new vessels. Vitrectomy surgery is used to clear vitreous gel that has been compromised and enable retinal repair and removal procedures. Finally, patients with myopia (nearsightedness), hyperopia (farsightedness) and astigmatism turn to laser refractive surgery like LASIK for permanent vision correction.

Alcon’s Vision Care business encompasses a broad range of daily disposable, reusable and color-enhancing contact lenses and lens care products. In fact, we are one of the largest global manufacturers of contact lenses and lens care products. Alcon also offers a comprehensive portfolio of dry eye and ocular health products including dry eye solutions and devices, allergy drops and redness relievers and ocular vitamins.

Both businesses are complementary and benefit from synergies in research and development (R&D), manufacturing, distribution, consumer awareness and education. This allows us to be a trusted partner for eye care products across the continuum of care from retail consumer, to optometry, to surgical ophthalmology.

ix | Alcon Annual Report 2019

			Change %			Change %
($ millions unless indicated otherwise)	2019	2018	$	cc*	2017	$	cc*
Net sales to third parties	7,362	7,149	3	5	6,785	5	5
Operating (loss)	(187)	(248)	25	54	(77)	nm	nm
Operating margin (%)	(2.5)	(3.5)			(1.1)
Diluted (loss)/EPS ($)	(1.34)	(0.46)	(191)	(163)	0.52	nm	nm

Core results*
Core operating income	1,265	1,212	4	11	1,086	12	12
Core operating margin (%)	17.2	17.0			16.0
Core diluted EPS ($)	1.89	2.00	(6)	1	1.86	8	8
					nm = not meaningful

Our 2019 IFRS results reflect the significant impact of the spin-off from Novartis and the impact of Swiss tax reform:
•    Amortization of certain intangible assets of $1.0 billion partly related to the intangible assets created by Novartis’ acquisition of Alcon
•    Separation costs of $237 million and spin-readiness costs of $72 million as we stand up New Alcon, and transformation costs of $52 million
•    As part of the spin-off, we added $3.5 billion of new debt on our balance sheet primarily to satisfy inter-company transactions with Novartis and its subsidiaries prior to the spin-off. We subsequently refinanced $2 billion into longer term notes that created a more stable capital base. In 2019, interest expense on financial debts amounted to $81 million
•    Non-cash expense of $304 million for the re-measurement of deferred tax balances resulting from Swiss tax reform

*    A non-IFRS measure. Refer to Item 5 of this Annual Report for additional information and a reconciliation to the most directly comparable measure presented in accordance with IFRS

x | Alcon Annual Report 2019

Executing our Growth Plan
Sales from third parties increased 3%, or 5% on a constant currency basis*, in 2019. This is the third consecutive year of growth, driven by our four key growth platforms (advanced intraocular lenses, vit-ret, DAILIES TOTAL1, and SYSTANE). Surgical revenues benefited from strong performance in PANOPTIX aided by its recent launches in Japan and the US, pull-through demand of consumables from our large installed base, and increased growth in service revenues and procedural eye drops. Double-digit growth in our DAILIES TOTAL1 and our SYSTANE dry eye franchise drove positive results in Vision Care.
Strong execution enabled us to deliver a 4% increase in core operating income*, or 11% on a constant currency basis*, and expand core operating margin* by 80 bps on a constant currency basis*, despite significant investments in the business. We generated $920 million in net cash flow from operating activities and $367 million in free cash flow* in 2019, while undertaking significant spin-readiness and separation costs and interest payments on financial debts in the process of building Alcon as an independent company.
We embarked on the expansion of our Vision Care capacity, installing a new flexible, state-of-the-art contact lens manufacturing platform at several sites. Our multi-year expansion supports the global launch of PRECISION1 and provides capacity to meet the demand for other lens modalities and geometries in the future.

Constant Currency Sales Growth*	Core Operating Margin*

For complete details of Alcon’s 2019 financial performance, consult the Consolidated Financial Statements in this Annual Report

*    A non-IFRS measure. Refer to Item 5 of this Annual Report for additional information and a reconciliation to the most directly comparable measure presented in accordance with IFRS
**    Refer to our registration statement on Form 20-F filed with the US Securities and Exchange Commission on March 22, 2019

Alcon Annual Report 2019 | xi

Surgical Portfolio

Implantables	Consumables	Equipment/Other

$1.2 Billion +7% or +9% cc*	$2.3 Billion +3% or +6% cc	$0.7 Billion +4% or +6 cc

Implantables posted healthy growth in 2019, driven by strong performance of advanced intraocular lenses globally, led by PANOPTIX. We also saw steady demand for monofocal IOLs in line with procedural market growth.

Alcon’s strong installed base and incremental product innovation drove an increase in unit volume in the consumables market in 2019. Demand for smaller gauge instrumentation, retinal consumables and CUSTOM PAK surgical kits contributed to category growth.

Service revenue and sales of procedural drops grew in 2019, while demand for equipment was broadly in line with 2018. This year, Alcon introduced new technologies in phacoemulsification (ACTIVE SENTRY) and 3-D visualization technology (NGENUITY).

* A non-IFRS measure. Refer to Item 5 of this Annual Report for additional information and a reconciliation to the most directly comparable measure presented in accordance with IFRS

Vision Care Portfolio

Systane®
LUBRICANT EYE DROPS
ULTRA
HIGH PERFORMING
DRY EYE RELIEF
Fast-acting hydration
and lasting relief
Moisture rich formula
DOCTOR RECOMMENDED
#1
BRAND†
STERILE
Alcon
10mL (1/3 FL OZ)
Systane®
LUBRICANT EYE DROPS
COMPLETE
OPTIMAL
DRY EYE RELIEF
Fast-acting hydration
Tear evaporation protection
Nano-droplets for
better coverage*
DOCTOR RECOMMENDED
#1
BRAND†
nano
droplet
STERILE
Alcon
10mL (1/3 FL OZ)
Systane®
LUBRICANT EYE DROPS
BALANCE
RESTORING
DRY EYE RELIEF
Locks in moisture
Tear evaporation protection
Clinically proven
DOCTOR RECOMMENDED
#1
BRAND†
STERILE
Alcon
10mL (1/3 FL OZ)

Contact Lenses	Ocular Health

$2.0 Billion +2% or +4% cc*	$1.2 Billion flat or +2% cc

The shift to daily silicone hydrogel lenses with DAILIES TOTAL1, as well as the expansion of our toric offerings and multifocal lenses, lifted contact lens sales for the third year in a row. Alcon launched PRECISION1, the newest daily SiHy lens for the US mid-tier market, bringing lasting visual performance to more contact lens wearers.

The Ocular Health category benefited from the double-digit growth in our SYSTANE dry eye business, now the number 1 dry eye product recommended by optometrists**. Alcon introduced iLUX, a new portable device for treating Meibomian Gland Dysfunction (MGD), the leading cause of dry eye.

*    A non-IFRS measure. Refer to Item 5 of this Annual Report for additional information and a reconciliation to the most directly comparable measure presented in accordance with IFRS
** Alcon data on file

Five pillar strategy to drive sustainable and profitable growth:

Through efforts in associate health and safety, corporate governance and integrity, corporate philanthropy, diversity and inclusion, environmental sustainability, product quality and safety, and responsible procurement, we are working to monitor, measure and improve our sustainability and societal impact. As a newly independent company, we are assessing our programs and are committed to continuous review and improvement of our environmental, social and governance (ESG) efforts. The position statements below will help familiarize our stakeholders with a few of our ESG priorities.
We plan to publish our first Corporate Responsibility Report in mid-2020.

Business Ethics & Compliance

Alcon is committed to ethical and honest business practices and compliance with all applicable laws, regulations, company policies and industry codes.
Our comprehensive integrity and compliance program is designed to prevent, detect and respond to behavior that does not align to our Code of Business Conduct.

Our compliance program is managed by our integrity and compliance team, which is responsible for embedding the program across the organization, conducting periodic assessments of the program’s effectiveness and supporting Alcon’s culture of compliance and ethics at all levels.

For more information, please visit our Responsible Business Practices section on alcon.com

Philanthropy

We believe that everyone, everywhere should have access to quality eye care. For more than 50 years, we’ve supported programs providing eye care services to underserved communities around the world with charitable monetary and product donations and professional training designed to support sustainable access.

Through partnerships with organizations such as Mercy Ships and Orbis, universities and local nonprofit organizations, we’ve successfully aligned our charitable endeavors with our corporate mission to help people See Brilliantly. Although the majority of our charitable donations are directed to eye care, we also partner with organizations providing social and health services that help strengthen communities in which Alcon associates live and work.

xv | Alcon Annual Report 2019

Alcon
SEE BRILLIANTLY

Alcon's Corporate Giving efforts, including the Alcon Foundation and Alcon Cares, help people around the world by increasing access to quality eye care, driving eye care provider training and skills-transfer and strengthening the communities in which we live and work.

For more information about Alcon's Corporate Giving efforts, please visit our corporate social responsibility page on alcon.com

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